Exhibit 99.1

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Earnings:
Total earnings before taxes	$78,998,419	$68,702,825	$42,916,097	$71,187,876	$99,445,585	$46,759,150
Fixed Charges:
Interest and fees paid in connection with borrowed funds	$46,584,925	$37,058,696	$36,888,578	$33,960,029	$35,140,875	$23,751,990

Earnings available to cover fixed charges	$125,583,344	$105,761,521	$79,804,675	$105,147,905	$134,586,460	$70,511,140

Ratio of earnings to fixed charges	2.70	2.85	2.16	3.10	3.83	2.97